Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)   Registration Statement (Form S-3 No. 333-277297) of Simon Property Group, Inc.,

(2)   Registration Statement (Form S-4 No. 333-118247) of Simon Property Group, Inc.,

(3)   Registration Statements (Form S-8 Nos. 333-64313, 333-101185 and 333-183213) pertaining to the Simon Property Group L.P. Amended and Restated 1998 Stock Incentive Plan,

(4)   Registration Statement (Form S-8 No. 333-82471) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan,

(5)   Registration Statement (Form S-8 No. 333-63919) pertaining to the Corporate Property Investors, Inc. and Corporate Realty Consultants, Inc. Employee Share Purchase Plan, and

(6)   Registration Statement (Form S-8 No. 333-231285) pertaining to the Simon Property Group, L.P. 2019 Stock Incentive Plan;

of our reports dated February 21, 2025, with respect to the consolidated financial statements and schedule of Simon Property Group, Inc. and the effectiveness of internal control over financial reporting of Simon Property Group, Inc. included in this Annual Report (Form 10-K) of Simon Property Group, Inc. for the year ended December 31, 2024.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 21, 2025